Exhibit 99.1

MOBILEYE TO OFFER USER-GENERATED MAPPING FOR AUTONOMOUS DRIVING

New technology will allow drivers to provide real-time road information to enhance autonomous driving experience. Volkswagen and General Motors first strategic partners to explore this technology.

JERUSALEM, Israel – January 6, 2016 – Mobileye N.V. (NYSE: MBLY), the global leader in the development of vision and data analysis for Advanced Driver Assistance Systems and autonomous driving, will announce today at the CES conference a new mapping technology development called Road Experience Management (REM), which enables crowd-sourced real-time data for precise localization and high-definition lane data that forms an important layer of information to support fully autonomous driving. The technology is based on software running on Mobileye’s EyeQ processing platforms that extracts landmarks and roadway information at extremely low bandwidths, approximately 10kb per kilometer of driving. Additionally, backend software running on the cloud integrates the segments of data sent by all vehicles with the on-board software into a global map.

“We leveraged advanced artificial intelligence, used for creating environmental models from camera input, in order to create maps based on local coordinate systems while requiring very low bandwidth,” stated Prof. Amnon Shashua, co-founder, chairman and Chief Technology Officer of Mobileye. “The low bandwidth of the model, and the fact that it requires only a camera, which is already available in most new car models as part of the trend towards growing driver assistance deployment, enables the map creation and update to be managed by a cooperative crowd sourcing mechanism.”

Mobileye is engaged with General Motors to integrate REM into existing program launches in an expedited timeframe, as part of GM’s heightened partnership with Mobileye. In addition, on January 5, 2016, Mobileye signed a Memorandum of Understanding with Volkswagen and announced a strategic partnership to explore and integrate REM into Volkswagen's fleet. A third OEM customer, of comparable size, is expected to be announced in 2016. We believe that, in time, additional OEMs will benefit from Mobileye's REM technology, most likely by integration into the then-available global map services created with the initial three OEM partners.

To watch the Mobileye CES presentation please visit:

http://ir.mobileye.com/investor-relations/events-and-presentations/Registration/

About Mobileye

Mobileye N.V. is the global leader in the development of vision and data analysis for Advanced Driver Assistance Systems and autonomous driving. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are or will be integrated into car models from 25 global automakers including VW, BMW, Ford, General Motors, Nissan, Volvo, Audi and Hyundai. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause our actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in Mobileye’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2014. Mobileye undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact

Yonah Lloyd
CCO / SVP
yonah.lloyd@mobileye.com